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                                                                    Exhibit 99.8



               NETWORK ASSOCIATES, INC. COMMENCES EXCHANGE OFFER
                FOR OUTSTANDING SHARES OF McAFEE.COM CORPORATION

     SANTA CLARA, Calif., March 29, 2002. Network Associates, Inc. (NYSE: NET) today announced that it has commenced its exchange offer for all of the outstanding publicly held shares of Class A common stock of McAfee.com Corporation. (NASDAQ: MCAF). Network Associates currently owns approximately 75% of McAfee.com Corporation.

     Network Associates is offering to exchange 0.675 shares of its common stock in exchange for each outstanding share of Class A common stock of McAfee.com. Based on share prices on March 15, 2002, the last trading day prior to the announcement of this offer, the exchange ratio represents a 20 percent premium over the closing price of $15.54 on that day. The offer is conditioned on the tender of a sufficient number of shares of McAfee.com Class A common stock such that, after closing the offer, Network Associates would own at least 90% of the outstanding common stock of McAfee.com. Following completion of the offer, Network Associates intends to effect a "short-form" merger in which the remaining McAfee.com stockholders would receive the same consideration paid in the offer (unless appraisal rights are perfected under Delaware law).

     The exchange offer commences on Friday, March 29, 2002, and is scheduled to expire at 12:00 midnight, Eastern Time, on Thursday, April 25, 2002, unless extended. If the tender offer and merger are completed, McAfee.com will become a wholly-owned subsidiary of Network Associates and McAfee.com shares will no longer trade publicly.

Additional Information and Where to Find It

     In connection with the proposed transaction, Network Associates is filing today an exchange offer prospectus and related materials with the Securities and Exchange Commission. McAfee.com security holders are advised to read this document and related materials when they become available because they will contain important information. McAfee.com security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Network Associates with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Network Associates' related filings made with the Commission, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations Department at: 3965 Freedom Circle, Santa Clara, CA 95054, or by contacting D.F. King & Co. Inc., information agent for the offer, at 1-800-431-9643.


About Network Associates

     With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.